October 13, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Puget Energy, Inc.

Acceleration Request for Registration Statement on Form S-4, as amended

File No. 333-249282

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Puget Energy, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that the Registration Statement becomes effective at 11:30 a.m., Eastern Time, on Friday, October 16, 2020, or at such other time as the Company may request by telephone to the Securities and Exchange Commission (the “Commission”). The Company authorizes Andrew Bor, counsel to the Company, to make any such request on its behalf.

Very truly yours, PUGET ENERGY, INC.

By:	/s/ Steve Secrist
Steve Secrist Senior Vice President, General Counsel and Chief Ethics and Compliance Officer